PROPOSAL 1: APPROVAL OF NEW INVESTMENT ADVISORY AGREEMENTS

Introduction

At the Meeting, shareholders of each Fund will vote on a proposal to approve the New Advisory Agreement between PFM and the Trust, relating to their Fund ("Proposal 1"). Shareholder approvals of the New Advisory Agreements are being sought to effect changes in the advisory fees payable by each Fund and to enable PFM to continue to serve as investment adviser of each Fund following consummation of a transaction that will result in the change of ownership of PFM. This change in ownership may be deemed to constitute a change in control of PFM and thus, an "assignment," as defined by the 1940 Act, of the Existing Advisory Agreements. Such assignments would result in the automatic termination of the Existing Advisory Agreements in accordance with their terms, as required by the 1940 Act.

Change in Ownership of PFM

PFM currently provides investment advisory services to the Funds pursuant to the Existing Advisory Agreements. Until May 2009, all of the equity interests **in** PFM and its affiliates were owned by their senior employees (the "Managing Directors"). In May 2009, PFM and its affiliates reorganized into a holding company structure in which the Managing Directors became the owners of PFM I, a holding company owning all of the equity interests in PFM and its affiliates. At that time, PFM I effected a transaction pursuant to which a group of private equity investors under the management of ICV Partners, LLC (formerly known as ICV Capital Partners, LLC , the "ICV Investors") acquired a controlling interest in PFM I, with the remaining interest in PFM I owned by the Managing Directors.

PFM I, the ICV Investors and various related persons have entered into an agreement pursuant to which PFM I will acquire all of the equity interest in PFM I owned by the ICV Investors (the "Transaction"). **The Managing Directors currently own 48.2% of the equity interest in PFM I, with the balance owned by the ICV Investors.** Upon consummation of the Transaction, which is expected to occur on or before June 30, 2014, the Managing Directors will become the sole owners of **100% of the** equity interests in PFM I. The Transaction will be financed by the contribution of additional capital to PFM I by the Managing Directors and through borrowings by PFM I. The principal office of PFM I is located at Two Logan Square, Suite 1600, 18th & Arch Streets, Philadelphia, PA 19103.

The Managing Directors determined that the Transaction was in the best interest of PFM I and clients of PFM after considering various alternatives following the ICV Investors' request that PFM I and the Managing Directors evaluate options to liquidate the equity position of the ICV Investors. The Managing Directors also received advice on capital market conditions and affordability from an investment banking firm skilled in such matters. With the benefit of this advice, the Managing Directors concluded that a leveraged management buy-out was affordable given the current capital market environment of low interest rates and credit conditions, and the willingness of the Managing Directors to invest additional equity in the business.

The sale by the ICV Investors of their equity interests in PFM I may be deemed to constitute a change in control of PFM (the "Change in Control") and thus, a constructive or deemed "assignment" of the Existing Advisory Agreements as defined by the 1940 Act. Such an assignment would, as required by the 1940 Act, result in the automatic termination of the Existing Advisory Agreements in accordance with their terms.

The Transaction is not expected to result in any material change in the nature, scope or quality of services that PFM provides to the Funds. In addition, the Transaction will not result in changes in the personnel of PFM and its affiliates providing services to the Trust, including the persons responsible for managing the investment portfolios of the Funds. Upon consummation of the Transaction, there will be a change in the composition of the board of managers of PFM I which will be comprised of Managing Directors of PFM and its affiliates, as well as independent members, and no longer include persons representing the ICV Investors. There will not be any change in the composition of the board of managers of PFM in connection with the Transaction.

Martin Margolis, a Trustee and President of the Trust, is a Vice President of PFM I and serves on the board of managers of PFM I. He is also President of PFM and a member of its board of managers. Following the Transaction, Mr. Margolis will be the owner of more than 9% of the equity interest in PFM I. **Other owners of more than 5% of the equity interest in PFM I are set forth below in "Information About PFM."**

New Fee Structure

The fees currently payable by the Funds to PFM for investment advisory, administrative and transfer agency services have been in effect since September 2008. However, since that time, the nature and scope of various services that PFM provides to the Trust, and the costs of providing those services, have changed. Among other things, amendments to Rule 2a-7 under the 1940 Act adopted in 2010 now require periodic stress testing of the ability of each of the Funds to maintain a stable net asset value per share and require certain information regarding the Funds' investment portfolios to be posted to the Trust's website. New regulations also require that monthly filings be made by the Funds with the Securities and Exchange Commission (the "SEC"). Aside from these regulatory requirements, PFM engages in more extensive credit analysis and monitoring of credit risks in evaluating investments for the Funds, relying less on credit ratings by nationally recognized securities ratings organizations, than was the case in the past and has increased staff resources allocated to these functions in the aftermath of the 2008 financial crisis. PFM has also invested in electronic portfolio management systems to further enhance efficient management of the investment portfolios of the Funds and its risk management and compliance controls. These various changes in services have increased PFM's costs in providing investment advisory and administrative services to the Funds. At the same time, certain economies have been achieved in the costs of providing transfer agent services and related shareholder services as a growing proportion of shareholder transactions is being processed online rather than by telephone. PFM has, for these reasons, proposed to increase fees charged to the Funds for investment advisory and administrative services and to decrease transfer agency fees payable by Government Series and by each class of shares of Prime Series, except for the transfer agency fee payable by the SNAP Fund Class (the "SNAP Class"), which PFM has proposed to increase to better reflect its costs of providing arbitrage rebate compliance assistance to shareholders of the SNAP Class (the "New Fee Structure").

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Each Fund pays PFM an investment advisory fee computed at a specified annual percentage rate based upon each Fund's average daily net assets. The New Advisory Agreements provide for an increase in the annual percentage rates at which the investment advisory fees of the Funds are computed and modify the asset levels at which breakpoints in the rates at which fees are computed are reduced to reflect economies of scale in the costs of providing advisory services to the Funds. PFM has proposed these fee increases in consideration of the costs related to implement the amendments to Rule 2a-7 described above, the more extensive credit review and the risk management procedures it now employs in the aftermath of the financial crisis of 2008. The current and proposed schedules of investment advisory fees are as follows:

Current Advisory Fees (as annual percent of average daily net assets)	Proposed Advisory Fees (as annual percent of average daily net assets)
0.07% on first $1 billion	0.07% on first $2 billion
0.05% on next $2 billion	0.065% on next $3 billion
0.04% over $3 billion	0.06% on next $5 billion
	0.05% over $10 billion

Under the New Fee Structure, the annual percentage rate at which fees payable by each Fund are computed under the Administration Agreement between the Trust and PFM are proposed to be increased from 0.01% of average daily net assets to 0.02% of average daily net assets. PFM has proposed this fee increase in light of the additional filings and disclosures now required for the Funds as a result of the amendment of Rule 2a-7 and as changes in auditing requirements which have resulted in an increase in time PFM accounting personnel must devote to: the preparation of the financial statements and monthly filings with the SEC on behalf of the Funds, and coordination of the annual audits of those financial statements by the Trust's independent registered public accounting firm.

A reduction in the transfer agency fees payable by the Funds to PFM under the Transfer Agency Agreement between the Trust and PFM is proposed for Government Series and for all classes of Prime Series, except for the fee payable by the SNAP Class of Prime Series, which is proposed to be increased. PFM has proposed these fee changes to reflect the nature and level of services provided with respect to each of the Funds and the various classes of shares of Prime Series. The increase in transfer agency fees payable for the SNAP Class is intended to reflect PFM's costs of providing arbitrage rebate compliance services to holders of shares of SNAP Class. **These services include various reports, estimates, calculations and correspondence that PFM provides to SNAP Class shareholders to enable them to comply with the provisions of the Internal Revenue Code that require that any earnings over the declared yield of a tax-exempt bond issue must be rebated to the federal government. These services are provided pursuant to PFM's Transfer Agency Agreement with the Trust. PFM also provided the Board with its conclusion that the increase in transfer agency fees was supported by its evaluation of the publicly available fees charged by other firms that provide similar services.** The current and proposed schedule of annual percentage rates of fees for transfer agency and shareholder services, as a percentage of average daily net assets, are as follows:

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	Current Fee	Proposed Fee
Prime Series:		
SNAP Fund Class[1]	0.02%	0.10%
Institutional Class	0.09%	0.08%
Colorado Investors Class	0.09%	0.07%
Government Series	0.09%	0.08%

As discussed more fully in "Board Considerations" below, the Board, including a majority of the Trustees who are not "interested persons" (as defined by the 1940 Act) of the Trust (the "Independent Trustees") has determined that the New Fee Structure is reasonable based on consideration of all pertinent factors and information and is consistent with the fees paid by funds in the Funds' peer groups and has voted unanimously to approve the New Advisory Agreements and amendments to the Administration Agreement and the Transfer Agency Agreement. Unlike the New Advisory Agreements, the amendments to the Administration Agreement and the Transfer Agency Agreement are not required to be approved by shareholders. The amendments to the Administration Agreement and the Transfer Agency Agreement will be implemented effective when the New Advisory Agreements become effective.

Effect of the New Fee Structure on Fund Fees and Expenses

The following tables illustrate the impact that the New Fee Structure will have on the fees and expenses of each Fund, and the amounts paid by each Fund for investment advisory, administrative and transfer agency services, assuming expenses actually incurred by the Funds during the calendar year ended December 31, 2013. The tables also reflect the effect of the contractual limitation on fees payable to PFM by Prime Series, which is described further in the footnote to the fee table below, but do not reflect the impact of any voluntary waiver of fees by PFM.

Summary of Fund Expenses

These are the fees and expenses you may pay when you buy and hold shares of each Fund, or class thereof.

Prime Series – SNAP Fund Class

	Actual	Pro Forma
Annual Fund Operating Expenses (Expenses That Are Deducted From Fund Assets) (As A Percentage Of Average Net Assets)		
Investment Advisory Fees	0.05%	0.07%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses:		
Administrative Fees	0.01%	0.02%
Transfer Agent Fees	0.02%	0.10%
Other Operating Expenses	0.02%	0.02%
Total Annual Fund Operating Expenses	0.10%	0.21%
Less: Contractual Fee Waivers*	(0.01)%	(0.12)%

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[1] A contractual ~~limitation relating to~~**fee waiver, which is further described below in the footnote to the "Summary of Fund Expenses" chart for** the SNAP Fund Class ~~of shares of Prime Series,~~ effectively limits the fees PFM may charge Prime Series for investment advisory, administration and certain transfer agent services.

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Net Annual Fund Operating Expenses	0.09%	0.09%

Prime Series – Institutional Class

	Actual	Pro Forma
Annual Fund Operating Expenses (Expenses That Are Deducted From Fund Assets) (As A Percentage Of Average Net Assets)		
Investment Advisory Fees	0.05%	0.07%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses:		
Administrative Fees	0.01%	0.02%
Transfer Agent Fees	0.09%	0.08%
Other Operating Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	0.16%	0.18%
Less: Contractual Fee Waivers*	-	(0.02)%
Net Annual Fund Operating Expenses	0.16%	0.16%

Prime Series – Colorado Investors Class

	Actual	Pro Forma
Annual Fund Operating Expenses (Expenses That Are Deducted From Fund Assets) (As A Percentage Of Average Net Assets)		
Investment Advisory Fees	0.05%	0.07%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses:		
Administrative Fees	0.01%	0.02%
Transfer Agent Fees	0.09%	0.07%
Other Operating Expenses	0.01%	0.01%
Total Annual Fund Operating Expenses	0.16%	0.17%
Less: Contractual Fee Waivers*	-	(0.02)%
Net Annual Fund Operating Expenses	0.16%	0.15%

** Under terms of an agreement between PFM and the **Treasury Board of the Commonwealth of** Virginia **(the "Treasury Board")**, PFM currently is required to waive a portion of its investment advisory, administration or transfer agency fees to the extent necessary so that such fees do not exceed an aggregate effective rate of 0.09% of the average daily net assets of the SNAP Fund Class up to $1 billion, 0.065% of the average daily net assets of the SNAP Fund Class from $1 billion to $3 billion and 0.05% of the average daily net assets of the SNAP Fund Class in excess of $3 billion on an annualized basis. ~~This agreement~~ **("Contractual Fee Waiver"). The Contractual Fee Waiver** is effective through March 31, 2015 and may be extended for three 1-year periods from this date if mutually agreed to by PFM and the ~~Virginia~~ Treasury Board. ~~This arrangement~~ **The Contractual Fee Waiver** effectively limits the investment advisory fees and administration fees PFM charges to the Prime Series as a whole. **The Contractual Fee Waiver is not subject to recoupment.***

__Subject to the consummation of the Transaction, PFM will advise the Treasury Board that PFM will extend the period of effectiveness of the Contractual Fee Waiver so that such waiver would remain in effect until the expiration of the two-year period following the closing of the Transaction, if the Treasury Board determines that it wishes to extend the term of such waiver. Additionally, subject to the consummation of the Transaction, PFM will agree that during the two-year period following the closing of the Transaction, aggregate net fees payable by each of the Institutional Class and the Colorado Investors Class will not exceed the aggregate net fees that such class would have paid under the current fee structure.__

*Pursuant to a **voluntary** fee reduction agreement with the Trust, PFM may, but is not obligated to, temporarily reduce investment advisory, administration or transfer agent fees payable by Prime Series to help Prime Series or classes thereof achieve a more competitive yield. Fees waived subject to the **voluntary** fee reduction agreement may be recouped by PFM for up to three years, subject to certain agreed upon terms and conditions. For the calendar year ended December 31, 2013, PFM waived $140,309 of the transfer agent fees payable by the Colorado Investors Class of Prime Series, which reduced the total annual operating expenses of that class to 0.12% of average net assets. Of those fees waived, $111,290 was waived by PFM subject to an operating expense limitation agreement with PFM that expired on October 31, 2013 and the remaining $29,019 was voluntarily waived by PFM. However, this waiver is not reflected in the contractual fee waivers shown above because the operating expense limitation agreement has expired.*

Government Series

	Actual	Pro Forma
Annual Fund Operating Expenses (Expenses That Are Deducted From Fund Assets) (As A Percentage Of Average Net Assets)		
Investment Advisory Fees	0.07%	0.07%
Distribution (12b-1) Fees	0.00%	0.00%
Other Expenses:		
Administrative Fees	0.01%	0.02%
Transfer Agent Fees	0.09%	0.08%
Other Operating Expenses	0.05%	0.05%
Total Annual Fund Operating Expenses**	0.22%	0.22%

*** Pursuant to a **voluntary** fee reduction agreement with the Trust, PFM may, but is not obligated to, temporarily reduce investment advisory, administration or transfer agent fees payable by Government Series to help Government Series achieve a more competitive yield. Fees waived subject to the fee reduction agreement may be recouped by PFM for up to three years, subject to certain agreed upon terms and conditions. For the calendar year ended December 31, 2013, PFM voluntarily waived $145,931 of the fees payable by Government Series, which reduced the total annual operating expenses of Government Series to 0.14% of its average net assets.*

Expense Examples

These examples are intended to help you compare the cost of investing in the Funds, or respective classes thereof, under both the current fee structure and the proposed New Fee Structure with the cost of investing in other mutual funds and share classes. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your shares at the end of the period. The example also assumes that you earn a 5% return each year on your investment and that the operating expenses (excluding advisory, administrative and transfer agent fees) of Prime Series, including each class of its shares, and of Government Series remain the same as they were during the calendar year ended December 31, 2013. The pro forma information relating to expenses **include the impact of the contractual fee limitations for only the first two years of the examples shown, as applicable, and** do not reflect the impact of possible voluntary fee waivers by PFM in the future. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Fund/Class	1 Year	3 Years	5 Years	10 Years
Prime Series – SNAP Fund Class	$9	$29	$51	$116
Prime Series – SNAP Fund Class (Pro Forma)	$9	$~~29~~43	$~~51~~93	$~~116~~243

Prime Series – Institutional Class	$16	$52	$90	$205
Prime Series – Institutional Class (Pro Forma)	$16	$~~52~~54	$~~90~~97	$~~205~~226
Prime Series – Colorado Investors Class	$16	$52	$90	$205
Prime Series – Colorado Investors Class (Pro Forma)	$15	$~~48~~51	$~~85~~92	$~~192~~213
Government Series	$23	$71	$124	$281
Government Series (Pro Forma)	$23	$71	$124	$281

Fees Payable to PFM

The Funds pay PFM investment advisory, administration and transfer agent fees under PFM's current agreements with the Trust. The actual fees for the calendar year ended December 31, 2013, net of ~~both~~ contractual ~~and voluntary~~ fee waivers, as applicable, are shown in the charts that follow. The charts that follow also show the pro-forma fees payable to PFM for these services under the proposed New Fee Structures, and do not reflect the impact of any voluntary waiver of fees by PFM.

Prime Series

	Actual	Pro Forma	Percentage Change
Investment Advisory Fees	$ 3,101,074	$ 4,251,647	37%
Administration Fees	650,269	1,300,549	100%
Transfer Agent Fees	3,137,430	5,943,346	89%
Total Gross Fees Payable to PFM	$ 6,888,773	$11,495,542	67%
Less: Contractual Fee Waivers	(374,634)	(5,009,495)	-1237%
Total Net Contractual Fees Payable to PFM*	$ 6,514,139	$ 6,486,047	-1%

* Taking into account the effect of voluntary waivers of fees by PFM, including PFM's waiver of the transfer agent fees payable by the Colorado Investors Class, net actual fees paid to PFM by Prime Series for the calendar year ended December 31, 2013 were $6,372,577.

Government Series

	Actual	Pro Forma	Percentage Change
Investment Advisory Fees	$ 127,774	$ 127,774	0%
Administration Fees	18,253	36,507	100%
Transfer Agent Fees	164,281	146,027	-11%
Total Fees Payable to PFM**	$ 310,308	$ 310,308	0%

** Taking into account the effect of voluntary waivers of fees by PFM, net actual fees paid to PFM by Government Series for the calendar year ended December 31, 2013 were $164,377.

Need for New Advisory Agreements

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The business address of Mr. Margolis and Ms. Goodnight is One Keystone Plaza, Suite 300, North Front & Market Streets, Harrisburg, PA 17101. The business address of Mr. White, Mr. Bonow and Mr. Boyle is Two Logan Square, Suite 1600, 18th & Arch Streets, Philadelphia, PA 19103.

The Transaction will not result in any change in personnel of PFM and its affiliates responsible for providing services to the Funds, including the persons responsible for managing the investment portfolios of the Funds.

Following the Transaction, the owners of more than 5% of the equity of PFM I and the interest held by each owner are:

Name of Owner	Percentage Interest Held
Martin P. Margolis	**9.50%**
F. John White	**8.00%**
Glen Williard	**7.17%**

PFM currently provides administration and transfer agency services to the Trust pursuant to an Administration Agreement dated December 16, 2009 ("Administration Agreement") and a Transfer Agent Agreement dated December 16, 2009 ("Transfer Agent Agreement"), respectively. The aggregate compensation paid to PFM under the Administration Agreement and Transfer Agent Agreement during the last completed fiscal year of the Trust was $675,971 and $2,628,252, respectively. These services will continue to be provided after consummation of the Transaction pursuant to amendments to such agreements (previously discussed) that will revise the fees payable thereunder.

An affiliate of PFM, PFM Fund Distributors, Inc. ("PFMFD"), serves as the distributor of shares of the Funds pursuant to a Distribution Agreement dated December 16, 2009 (the "Distribution Agreement"). PFMFD is not paid any compensation by the Funds. As required by the 1940 Act, consummation of the Transaction will result in the termination of the Distribution Agreement in accordance with its terms. However, the Board, including the separate vote of the Independent Trustees, has unanimously approved a new agreement (which is not subject to approval by shareholders) pursuant to which PFMFD will serve as distributor of the Funds' shares after consummation of the Transaction (the "New Distribution Agreement"). Except for the dates of its effectiveness, the New Distribution Agreement is the same in all material respects as the Distribution Agreement.

Vote Required to Approve the New Advisory Agreements

Shareholders of each Fund will vote separately on the proposal to approve the New Advisory Agreement of that Fund. Approval of the New Advisory Agreement by shareholders of a Fund requires the affirmative vote of the holders of a "majority of the outstanding voting securities" of

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PROPOSAL 2:   ELECTION OF TRUSTEES

At the Meeting, shareholders will also vote on a proposal to elect seven individuals to serve as Trustees on the Board of Trustees of the Trust (the "Board"). The Board has nominated seven individuals for election as Trustees. Each of the nominees currently serve as a Trustee and, with the exception of Mr. Davenport (who was appointed as a Trustee by the Board), each has been elected as a Trustee by shareholders of the Trust. Each nominee has consented to being named in this Proxy Statement and to serve if elected. The Board has no reason to believe that any of the nominees will be unable to serve. Information about each of the nominees is set forth below.

Each Trustee holds office until his successor is elected and qualified or until his earlier resignation or removal. Vacancies on the Board may be filled by action of the remaining Board members, provided that after any appointment of a Trustee by the Board at least two-thirds of the Trustees have been elected by shareholders. A Trustee may resign or may be removed by vote of a majority of the Trustees or by a vote of the holders of two-thirds of the outstanding shares of the Trust at any meeting of shareholders of the Trust. If any nominee should be unable to serve (an event not now anticipated), the persons named as proxies in the proxy card accompanying this Proxy Statement will vote for such replacement nominees as may be proposed by the Board.

Nominees for Election

Officer and Interested Trustee

The following table sets forth certain information about the sole nominee who is an "interested person" (as defined by the 1940 Act) of the Trust as a result of the positions he holds as an officer of the Trust and his positions with PFM, PFMFD and PFM I.

Name and Birth Year	Position(s) with Trust and Year First Elected	Principal Occupation(s), Past Five Years (Number of Portfolios in Fund Complex*** Overseen by Officer/Trustee)	Other Directorships Past Five Years
Martin P. Margolis, 1944	Trustee, 1996; President, 2008	President, Manager and Managing Director, PFM Asset Management LLC, (2001-present); President and Director, PFM Fund Distributors, Inc. (2001-present); Treasurer and Director, Public Financial Management, Inc.* (1986-present); Vice President and Manager, PFM I, LLC (2009- present)** (2)	None

Public Financial Management, Inc. is an affiliate of PFM.

*** In 1980, Mr. Margolis founded the investment management business now conducted by PFM. He also previously served as President of the Cadre Institutional Investors Trust, the assets of which were acquired by the Trust in 2008.*

 *** *The Fund Complex is comprised of Government Series and Prime Series, the two investment portfolios of the Trust.*

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Independent Trustees

The following table sets forth certain information about the nominees who, if elected, will serve as Independent Trustees. Each of the nominees currently serves as a Trustee.

Name and Birth Year	Position(s) with Trust and Year First Elected	Principal Occupation(s), Past 5 Years (Number of Portfolios in Fund Complex Overseen by Independent Trustee)	Other Relevant Qualifications	Other Directorships, Past 5 Years
Robert R. Sedivy 1946	Trustee, 1996; Chairman of the Board, 2008	Retired Vice President- Finance and Treasurer, The Collegiate School, Richmond, Virginia (1988- 2008) (2)	Past President, Virginia Association of Independent Schools Financial Officers Group; experience in college administration and in museum management; service on boards of not-for-profit organizations	None
Jeffrey A. Laine, 1957	Trustee, 1986; Chairman of Audit Committee, 2008	President, Commonwealth Financial Group* (1994-present); President, Laine Financial Group, Inc. (investment advisory firm) (1992-present); former President and Treasurer of the Trust (1986- 2008) (2)	Former Chairman of the Board (prior to when the assets of the Cadre Institutional Investors Trust were acquired by PFM Funds in 2008); Certified Public Accountant licensed in the state of New Jersey; licensed insurance agent in New Jersey and Pennsylvania	None
Michael P. Flanagan, 1949	Trustee, 2008; Chairman of Nominating and Governance Committee, 2009	Superintendent of Education, State of Michigan (2005-present) (2)	Trustee and Chairman of the Board, Cadre Institutional Investors Trust (prior to when its assets were acquired by PFM	Michigan Virtual University; Michigan Public School Employees Retirement System; Regional Educational Laboratory Midwest (Chairman)

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Advisory Board

The Board has appointed an Advisory Board to provide consultation and advice to the Trust from time to time. Members of the Advisory Board **are not affiliated with PFM and** receive no compensation from the Trust but are reimbursed by the Trust for expenses incurred to attend Board meetings. The following individuals serve on the Advisory Board:

Name and Birth Year	Position with Trust and Year First Appointed	Principal Occupation(s), Past 5 Years (Number of Portfolios in Fund Complex Overseen by Advisory Board Members)	Other Directorships, Past 5 Years
Richard A. Cordle, M.G.T., 1955	Advisory Board Member, 2006	Treasurer, Chesterfield County, Virginia (1991-present) (2)	None
M. Ann Davis, M.G.T., 1946	Advisory Board Member, 2006	Treasurer, City of Williamsburg/James City County, Virginia (1998-present) (2)	None
Bruce A. Lebsack, CGMA, 1953	Advisory Board Member, 2012	Director of Finance and Administration and Chief Financial Officer, Highlands Ranch Metropolitan Districts and Centennial Water and Sanitation District, Colorado (1981- present) (2)	None
Evelyn Whitley, 1959	Advisory Board Member, 2011	Director of Debt Management, Virginia Department of Treasury (1993 to present) (2)	None

The mailing address of each Independent Trustee, Officer and Advisory Board Member is One Keystone Plaza, Suite 300, North Front & Market Streets, Harrisburg PA 17101.

About the Board of Directors

The Board generally conducts regular meetings four times a year and may hold special meetings as the need arises. Meetings may be held by telephone or in person. During the fiscal year ended June 30, 2013, the Board held four meetings.

The Board has established an Audit Committee and a Nominating and Governance Committee, each of which consists of three Independent Trustees.

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Audit Committee:

The Audit Committee operates in accordance with a charter and oversees:

> • The accounting and financial reporting policies and practices and internal controls of the Trust.

> • As appropriate, the internal controls of certain service providers to the Trust.

> • The quality and objectivity of the Trust's financial statements and of audits of the financial statements.

It also acts as a liaison between the Trust's independent registered public accounting firm and the full Board and undertakes other functions that the Board deems appropriate. The Audit Committee met twice during the fiscal year ended June 30, 2013. The Report of the Audit Committee is set forth below.

Nominating and Governance Committee:

This committee operates in accordance with a charter and oversees the composition and governance of the Board and the Trust's committees. It met once during the fiscal year ended June 30, 2013.

Each of the members of the Board, except for Mr. White, attended at least 75% of the total number of meetings of the Board and the Audit Committee and the Nominating and Governance Committee, if members thereof, held during the fiscal year ended June 30, 2013. During such fiscal year, Mr. White attended 75% of the meetings of the Board, but only attended one of the two meetings of the Audit Committee.

The Board does not have a formal diversity policy. However, the Board endeavors to comprise itself of members with a broad mix of professional backgrounds, business skills and experience, and will consider diversity as a factor in identifying potential nominees to serve as Independent Trustees. The professional background of each Trustee is set forth in the biographical information contained in the tables above. The Board believes that all of the Trustees have the necessary qualifications, skills, attributes and experience to serve the Trust and its shareholders effectively. Such qualifications include, but are not limited to, good character, sound business judgment and experience and financial and business acumen. The Nominating and Governance Committee Charter requires consideration of various factors in identifying and making nominations of persons to serve as Independent Trustees, including a person's character, judgment, business experience, diversity and independence, and consideration of any business or financial relationships with service providers to the Trust or other Trustees. It also requires the Nominating and Governance Committee to review, as it deems necessary, the composition of the Board, including its size, mix of skill sets, experience and background, and to consider, as it deems necessary, whether it is appropriate to elect additional Trustees and whether the rationale supporting an Independent Trustee's tenure on the Board continues to have merit**. It does not require the Nominating and Governance Committee to consider nominees from shareholders**.

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